SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SPORT CHALET, INC.

(Name of Subject Company (Issuer))

EVEREST MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a wholly-owned subsidiary of

VESTIS RETAIL GROUP, LLC

(Names of Filing Persons (Parent of Offeror))

Versa Capital Fund II, L.P.

Versa Capital Fund II-A, L.P.

(Names of Filing Persons (Others))

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

849163209

(CUSIP Number of Class of Securities)

Class B Common Stock, par value $0.01 per Share

(Title of Class of Securities)

849163308

(CUSIP Number of Class of Securities)

Thomas Kennedy

Versa Capital Management, LLC

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Alison S. Ressler

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, CA 90067

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,612,280.40	$2,526.06
*	Estimated for purposes of calculating the filing fee only. The transaction was calculated by multiplying (a) $1.20, the tender offer price, by (b) the sum of (i) 12,414,490, the number of issued and outstanding shares of Class A common stock of Sport Chalet, Inc., (ii) 1,775,821, the number of shares of Class B common stock of Sport Chalet, Inc., (iii) 2,127,506, the number of shares of Class A common stock issuable upon the vesting and exercise of issued and outstanding stock options and (iv) 25,750, the number of shares of Class B common stock issuable upon the vesting and exercise of issued and outstanding options. The foregoing figures were provided by Sport Chalet, Inc. as of June 30, 2014.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 1 for fiscal year 2014 issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction valuation by .0001288.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable

Form of Registration No.	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Everest Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vestis Retail Group, LLC (“Vestis”), a Delaware limited liability company, to purchase all outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Shares”), of Sport Chalet, Inc., a Delaware corporation, at a purchase price equal to $1.20 per share (as such price per share may be reduced pursuant to the Agreement and Plan of Merger, by and among Sport Chalet, Inc., Purchaser and Vestis, dated June 30, 2014), net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). As described more fully in the Offer to Purchase, in the event that, prior to 12:00 midnight, New York City time, at the end of August 1, 2014 (the “Initial Expiration Date”), the number of Shares tendered into the Offer (together with Shares to be acquired by Vestis or Purchaser pursuant to the Stock Purchase Agreement and the Shares issuable pursuant to the Top-Up Option, in each case, as described in the Offer to Purchase), does not result in Vestis and Purchaser collectively owning shares equal to or in excess of 90% of each of the Class A common stock and the Class B common stock on a fully diluted basis (as calculated pursuant to the Merger Agreement), the offer price will be reduced from $1.20 to $1.04 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. Shares tendered pursuant to guaranteed delivery procedures but that have not been delivered in settlement of such guarantee will be excluded from the calculations to determine whether the required 90% thresholds have been met in order to avoid a reduction in the offer price. Purchaser will announce any such price reduction by 9:00 a.m., New York City time, on the business day following the Initial Expiration Date and extend the Offer for 10 business days from such announcement date. If the Offer is extended pursuant to the foregoing, holders may withdraw any previously tendered Shares by following the procedures described in Section 4 of the Offer to Purchase.

This Schedule TO is being filed on behalf of Purchaser. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The exhibits identified in Item 12 and attached hereto are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase, dated July 3, 2014.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published on July 3, 2014 in The New York Times.

(a)(2)(i)	Not applicable.

(a)(5)(i)	Joint Press Release issued by Vestis Retail Group, LLC and Sport Chalet, Inc. on June 30, 2014.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, by and among Sport Chalet, Inc., Everest Merger Sub, Inc. and Vestis Retail Group, LLC, dated June 30, 2014.

(d)(2)(i)	Form of Tender and Support Agreement, dated as of June 30, 2014, by and among Vestis Retail Group, LLC, Everest Merger Sub, Inc. and each of Craig L. Levra, Howard K. Kaminsky and Dennis Trausch.

(d)(2)(ii)	Stock Purchase Agreement, by and among Vestis Retail Group, LLC, Everest Merger Sub, Inc., The Olberz Family Trust dated 05/06/1997, Irene M. Olberz and Eric S. Olberz, dated June 30, 2014.

(d)(2)(iii)	Severance Waiver Agreement, by and between Sport Chalet, Inc. and Craig L. Levra, dated June 30, 2014.

(d)(2)(iv)	Severance Waiver Agreement, by and between Sport Chalet, Inc. and Howard K. Kaminsky, dated June 30, 2014.

(d)(2)(v)	Confidentiality Agreement, by and between Versa Capital Management, LLC and Cappello Capital Corp., dated January 7, 2014.

(g)	None.

(h)	None.

*	Previously filed as Exhibit 99.1 to Everest Merger Sub, Inc.’s Schedule TO-C, dated June 30, 2014, and incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVEREST MERGER SUB, INC.

By:	/s/ Paul Halpern

Name: Paul Halpern
Title: President

VESTIS RETAIL GROUP, LLC

By:	/s/ William R. Quinn

Name: William R. Quinn
Title: Authorized Person

VERSA CAPITAL FUND II, L.P.

GENERAL PARTNER:

VERSA FGP-II, L.P.

By:	Versa UGP-II, LLC

Its:	General Partner

By:	/s/ Paul Halpern

Name:	Paul Halpern
Title:	Chief Investment Officer

VERSA CAPITAL FUND II-A, L.P.

GENERAL PARTNER:

VERSA FGP-II, L.P.

By:	Versa UGP-II, LLC

Its:	General Partner

By:	/s/ Paul Halpern

Name:	Paul Halpern
Title:	Chief Investment Officer

Dated: July 3, 2014